SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                        THE PEP BOYS - MANNY, MOE & JACK
                                (NAME OF ISSUER)

                        THE PEP BOYS - MANNY, MOE & JACK
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    713278109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MITCHELL G. LEIBOVITZ
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                        THE PEP BOYS - MANNY, MOE & JACK
                           3111 WEST ALLEGHENY AVENUE
                        PHILADELPHIA, PENNSYLVANIA 19132
                                 (215) 229-9000
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                     OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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ITEM 1. SECURITY AND ISSUER.

(a) The issuer of the securities to which this Schedule 13E-4 relates is The Pep Boys - Manny, Moe & Jack, a Pennsylvania corporation (the "Company"), and the address of its principal executive office is 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132.

(b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 10,000,000 shares (or such lesser number of shares as are validly tendered and not properly withdrawn) of its common stock, par value $1.00 per share ("Common Stock") (shares of Common Stock, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of December 5, 1997, between the Company and First Union National Bank, as Rights Agent, are hereinafter referred to as "Shares"), at prices not greater than $16.00 nor less than $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer", copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to this Schedule 13E-4. The Offer is conditioned upon, among other things, the Company having obtained sufficient financing to fund the purchase of Shares tendered pursuant to the Offer and to pay all related fees and expenses. As of December 22, 1998, the Company had issued and outstanding 63,825,110 Shares. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. The information set forth in "Introduction", "The Offer -- Section 1. Number of Shares; Proration" and "The Offer -- Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Introduction" and "The Offer -- Section 8. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

(d)     Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth in "Introduction", "The Offer -- Section 2. Purpose of the Offer; Certain Effects of the Offer" and "The Offer --
        Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(j) The information set forth in "Introduction", "The Offer -- Section 2. Purpose of the Offer; Certain Effects of the Offer", "The Offer --
        Section 9. Source and Amount of Funds", "The Offer -- Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" and "The Offer -- Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

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ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in "The Offer -- Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

The information set forth in "Introduction", "The Offer -- Section 2. Purpose of the Offer; Certain Effects of the Offer" and "The Offer -- Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The information set forth in "Introduction" and "The Offer -- Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

(a)-(b) The information set forth in "The Offer -- Section 10. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference and the information set forth on: (i) pages 25 through 42 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998, filed as Exhibit (g)(1) hereto, and
        (ii) pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1998, filed as Exhibit (g)(2) hereto, in each case, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

(a)     Not applicable.

(b) The information set forth in "The Offer -- Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "The Offer -- Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

(d)     Not Applicable.

(e) The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1) and
        (a)(2), respectively, is incorporated herein by reference.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Form of Offer to Purchase dated December 23, 1998.
(a)(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)  Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Form of Letter to Optionees for Use with respect to The Pep Boys - Manny, Moe & Jack Flexitrust.
(a)(7)  Form of Press Release issued by the Company dated December 22, 1998.
(a)(8)  Form of Summary Advertisement dated December 23, 1998.
(a)(9) Form of Letter to Shareholders of the Company dated December 23, 1998, from Mitchell G. Leibovitz, President and Chief Executive Officer.
(a)(10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)(1) Amended and Restated Credit Agreement, dated as of April 21, 1995, among the Company, the guarantors and banks registry thereto and The Chase Manhattan Bank, as agent.
(b)(2) Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of March 18, 1998.
(b)(3) Amendment No. 2 to the Amended and Restated Credit Agreement, dated as of July 31, 1998.
(b)(4) Amendment No. 3 to the Amended and Restated Credit Agreement, dated as of October 31, 1998.
(c)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

(f)     Not applicable.

(g)(1) Pages 25 through 42 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998.
(g)(2) Pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1998.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                 THE PEP BOYS - MANNY, MOE & JACK


                                 By: /s/ Mitchell G. Leibovitz
                                     -----------------------------------------
                                         Mitchell G. Leibovitz
                                         Chairman of the Board,
                                         Chief Executive Officer and President


Dated: December 23, 1998

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                            EXHIBIT INDEX

EXHIBIT
   NO.                     DESCRIPTION
-------                    -----------

(a)(1)    Form of Offer to Purchase dated December 23, 1998.
(a)(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Form of Letter to Optionees for Use with respect to The Pep Boys - Manny, Moe & Jack Flexitrust.
(a)(7)    Form of Press Release issued by the Company dated December 22, 1998.
(a)(8)    Form of Summary Advertisement dated December 23, 1998.
(a)(9) Form of Letter to Shareholders of the Company dated December 23, 1998, from Mitchell G. Leibovitz, President and Chief Executive Officer.
(a)(10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)(1) Amended and Restated Credit Agreement, dated as of April 21, 1995, among the Company, the guarantors and banks registry thereto and The Chase Manhattan Bank, as agent.
(b)(2) Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of March 18, 1998.
(b)(3) Amendment No. 2 to the Amended and Restated Credit Agreement, dated as of July 31, 1998.
(b)(4) Amendment No. 3 to the Amended and Restated Credit Agreement, dated as of October 31, 1998.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.

(g)(1) Pages 25 through 42 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998.
(g)(2) Pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1998.